As filed with the Securities and Exchange Commission on April 11, 2014
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________
FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
_________________________

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

1500-625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)
_________________________
Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Stephen P. Robertson Borden Ladner Gervais LLP 1200 Waterfront Centre, 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia, Canada V7X 1T2 (604) 632-3473
_________________________
Approximate date of commencement of proposed sale of the securities to the public:
From time to time after this Registration Statement becomes effective.

Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):
A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☒	At some future date (check the appropriate box below):
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☒

_________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares(1)	7,814,605	US$32.05	US$32,259.00
Total	7,814,605		US$32,259.00

(1)
This Registration Statement covers the issuance and sale by the Registrant of common shares upon exercise of warrants that were issued to shareholders of Aquiline Resources Inc. ("Aquiline") as partial consideration in connection with the Registrant's acquisition of the outstanding Aquiline common shares.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 (the "Securities Act"), based on the exercise price for the warrants (initially expressed in Canadian dollars), converted to United States dollars based on an exchange rate of Cdn$1.00=US$0.9156, as reported by the Bank of Canada noon rate for United States dollars on April 8, 2014.

(3)
US$12,954.55 was previously paid in connection with the Registrant's registration statement on Form F-10 (File No. 333-180304) (the "Prior Registration Statement"), originally filed with the Commission on March 23, 2012.  355 securities were sold in the offering contemplated by the Prior Registration Statement.  Consequently, pursuant to Rule 457(p) under the Securities Act, US$12,953.96 paid in connection with the Prior Registration Statement is being offset against the filing fee due in connection with this registration statement.  Accordingly, US$19,305.04  is being paid at the time of filing this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act  or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission.  These securities may not be offered nor any offers to buy be accepted prior to the time the registration statement becomes effective.  This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6, telephone (604) 684-1175 and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 11, 2014

    PAN AMERICAN SILVER CORP.
Cdn$273,511,175
7,814,605 Common Shares

This short form base shelf prospectus (the “Prospectus”) relates to the issuance and sale (the “Offering”), from time to time during the 25-month period that this Prospectus, including any amendments, remains valid, of up to 7,814,605 common shares (the “Warrant Shares”) of Pan American Silver Corp. (“Pan American” or the “Company”) to be offered from time to time upon exercise of 7,814,605 common share purchase warrants (the “Consideration Warrants”) of the Company described in this Prospectus, and such indeterminate number of additional common shares (the “Additional Shares” and together with the Warrant Shares, the “Shares”) that may be issuable by reason of the anti-dilution provisions contained in the warrant indenture (the “Warrant Indenture”) dated December 7, 2009 between the Company and Computershare Trust Company of Canada (the “Trustee”) governing the Consideration Warrants described in this Prospectus.

Subject to adjustment in accordance with the terms of the Warrant Indenture, each Consideration Warrant will entitle its holder to purchase one Share (a “Consideration Warrant Share”) at a price of Cdn$35.00 at any time on or prior to 4:30 p.m. (Pacific Standard Time) on December 7, 2014 (the “Expiry Date”), after which date such Consideration Warrant will become null and void.  The Warrant Indenture requires the Company to issue to the holders of Consideration Warrants, upon the due exercise of their Consideration Warrants, that number of Shares to which such holder of Consideration Warrants is entitled.

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus.

This Prospectus is being filed with the British Columbia Securities Commission and as part of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”) solely for the purpose of registering the issuance and sale, from time to time, of the Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  This Prospectus has not been filed in respect of, and will not qualify, any distribution of the Shares in British Columbia or in any other province or territory of Canada.  No supplements to this Prospectus will be filed in relation to the Shares.  See “Plan of Distribution” below.

(cover page continued on next page)

         (cover page cont’d.)

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “PAA” and quoted on the Nasdaq Stock Market (“Nasdaq”) under the symbol “PAAS”.  On April 10, 2014, the closing price of the Common Shares on the TSX was Cdn$14.52 per Common Share.  On April 10, 2014, the closing price of the Common Shares on Nasdaq was US$13.29 per Common Share.

Price: Cdn$35.00 per Consideration Warrant Share

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Company
Per Consideration Warrant Share	Cdn$35.00	Nil	Cdn$35.00
Total1	Cdn$273,511,175	Nil	Cdn$273,511,175
(1)	Assumes exercise of all Consideration Warrants.

Investing in the Shares involves a high degree of risk.  You should carefully read the “Risk Factors” section beginning on page 9 of this Prospectus.

The Company is permitted under the MJDS to prepare this Prospectus in accordance with the disclosure requirements of Canada.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  The financial statements incorporated by reference in this Prospectus have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of Unites States companies.

Owning securities may subject you to tax consequences both in Canada and the United States.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  You should consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because the Company is incorporated in Canada, some of the Company’s officers and directors and the experts named in this Prospectus are not residents in the United States, and a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the SEC nor any state securities regulator has approved or disapproved the Shares offered hereby or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offence.

-ii-

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	3
CERTAIN AVAILABLE INFORMATION	4
PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA	4
THE COMPANY	5
BUSINESS OF THE COMPANY	5
USE OF PROCEEDS	5
DESCRIPTION OF COMMON SHARES	5
PRICE RANGE AND TRADING VOLUME	6
DESCRIPTION OF CONSIDERATION WARRANTS	7
PLAN OF DISTRIBUTION	9
CHANGES TO CONSOLIDATED CAPITALIZATION	9
RISK FACTORS	9
AUDITOR, TRANSFER AGENT AND REGISTRAR	24
EXPERTS	24
LEGAL MATTERS	24
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	25
______________________

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the registration statement of which this Prospectus forms a part.  The Company has not authorized anyone to provide different or additional information.  The Company is not making an offer to sell or seeking an offer to buy the Shares in any jurisdiction where the offer or sale is not permitted.  Prospective investors should assume that the information contained in this Prospectus is accurate only as of the date on the front of this document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this document or of any sale of the Shares.  The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus, unless the context otherwise requires, references to the “Company” refer to Pan American Silver Corp., and references to “Pan American”, “we”, “us” and “our” refer to the Company together with its subsidiaries.

-iii-

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces and Territories of Canada, which have also been filed with, or furnished to, the SEC.  Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175).  These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com, and on the Electronic Document Gathering and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the Provinces and Territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the Annual Information Form of the Company, dated March 28, 2014 (the “AIF”);

(b)
the audited consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2013 and December 31, 2012, together with the report of independent registered public accounting firm thereon;

(c)	management’s discussion and analysis of financial condition and results of operations for the Company for the years ended December 31, 2013 and December 31, 2012; and

(d)	the information circular of the Company, dated April 4, 2014, in connection with the Company’s May 8, 2014 annual general and special meeting of shareholders.

Any documents of the types referred to in the preceding paragraph (excluding confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.  Any document filed by the Company with the SEC and any Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus (in the case of any Report on Form 6-K, if and to the extent provided in such document).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Shares hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this Prospectus and in the documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws.  All statements, other than statements of historical fact, are forward-looking statements or forward-looking information.  When used in this Prospectus and the documents incorporated by reference herein, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “forecast”, “may” and other similar words and expressions, or the negatives of any of these terms, identify forward-looking statements or information.  These forward-looking statements or information relate to, among other things:

•    the price of silver and other metals;
•    the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds;
•    the accuracy of mineral reserve and mineral resource estimates, estimates of future production and future cash, and total costs of production, as applicable, at Huaron, Morococha, La Colorada, Dolores, Alamo Dorado, Manantial Espejo, Navidad, San Vicente, or other properties;
•    estimated production rates for silver and other payable metals we produced, timing of production and estimated cash and total costs of production at our properties, including forecasted cash costs per ounce of production;
•    the estimated cost of and availability of funding for ongoing capital replacement, improvement or remediation programs;
•    access to and availability of funding for the future construction and development of our projects;
•    estimated costs of construction, development and ramp-up of our projects;
•    future successful development of the Navidad property and our other development projects;
•    the effects of laws, regulations and government policies affecting our operations, including, without limitation, expectations relating to or the effect of certain highly restrictive laws and regulations applicable to mining in the Province of Chubut, Argentina;
•    the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;
•    estimated exploration expenditures to be incurred on our various silver exploration properties;
•    compliance with environmental, health, safety and other regulations;
•    forecast capital and non-operating spending;
•    future sales of the metals, concentrates or other products produced by us;
•    continued access to necessary infrastructure, including, without limitation, access to power, lands and roads to carry on activities as planned;
•    our plans and expectations for our properties and operations, including, without limitation, the production estimates, forecasts regarding our investment activities, and other matters discussed under the heading “Outlook for 2014” and under the headings “Activities in 2014” , each in the AIF, with respect to each of our material properties;
•    the expected investment and development activities at the La Colorada mine; and
•    the expected investment and development activities at the Dolores mine.

These statements reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus and the documents incorporated by reference, and Pan American has made assumptions based on or related to many of these factors.  Such factors include, without limitation:

•    fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity);
•    risks relating to our operations in Peru, Mexico, Argentina, Bolivia and other foreign jurisdictions where we may operate;
•    restrictions on mining in the jurisdictions in which we operate;
•    laws and regulations governing our operation, exploration and development activities;

•    our ability to obtain or renew the licenses and permits necessary for the operation and expansion of our existing operations and for the development, construction and commencement of new operations;
•    risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding);
•    the speculative nature of mineral exploration and development;

•    diminishing quantities or grades of mineral reserves as properties are mined;
•    the inability to determine, with certainty, the production of metals or the price to be received before mineral reserves or mineral resources are actually mined;
•    the inability to determine, with certainty, production and cost estimates;
•    inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies);
•    environmental regulations and legislation;
•    reclamation requirements;
•    risks relating to the creditworthiness and financial condition of our suppliers, refiners and other third parties;
•    our ability to locate suitable sales counterparties or smelters or refiners to treat our products;
•    fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar and Canadian dollar);
•    the volatility of the metals markets, and its potential to impact our ability to meet our financial obligations;
•    the inability to recruit and retain qualified personnel;

•    employee relations;
•    disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings;
•    our ability to complete and successfully integrate acquisitions;
•    the effectiveness of our tax planning;
•    increased competition in the mining industry for properties, equipment and qualified personnel;
•    our ability to acquire critical resources;
•    relations with and claims by indigenous populations;
•    relations with and claims by local communities and non-governmental organizations;
•    the effectiveness of our internal control over financial reporting;
•    claims and legal proceedings arising in the ordinary course of business activities;
•    and those factors identified under the caption “Risks Related to our Business” in the  AIF and the documents incorporated by reference herein.

Investors are cautioned against attributing undue certainty to forward-looking statements.  Although Pan American has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Pan American does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This Prospectus has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this Prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CERTAIN AVAILABLE INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act with respect to the Shares.  This Prospectus, which constitutes a part of that Registration Statement, does not contain all of the information set forth in such Registration Statement and its exhibits, to which reference is made for further information.  See “Documents Filed as Part of the U.S. Registration Statement”.

The Company is subject to the informational reporting requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the U.S. Exchange Act.  Under the U.S. Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

The Company files annual reports with the SEC on Form 40-F, which include:

•	the Company’s Annual Information Form;

•	the Company’s management’s discussion and analysis of financial condition and results of operations;

•	the Company’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB; and

•	other information specified by the Form 40-F.

The Company also furnishes the following types of information to the SEC under cover of Form 6-K:

•	material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and, by paying a fee, copy any document the Company files with, or furnishes to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Certain of the Company’s filings are also electronically available from EDGAR, which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

The Company presents its consolidated financial statements in United States dollars.  All references in this Prospectus to “dollars”, “$” or “US$” are to United States dollars and all references to “Cdn$” are to Canadian dollars, unless otherwise noted.  Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this Prospectus have been prepared in accordance with IFRS.

The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of each period indicated and the high, low and average (based on the exchange rate on the last day of each month during such period) exchange rates for each of such periods (such rates, which are expressed in Canadian dollars, are based on the noon buying rates for U.S. dollars as reported by the Bank of Canada).

	Year Ended December 31,
	2013 (Cdn$)	2012 (Cdn$)	2011 (Cdn$)
High	1.0697	1.0418	1.0604
Low	0.9839	0.9710	0.9449
Average	1.0299	0.9946	0.9891
End of Period	1.0636	0.9949	1.0170

On April 10, 2014, the noon buying rate as reported by the Bank of Canada was US$1.00 = Cdn$1.0912.

THE COMPANY

The Company is a corporation existing under the Business Corporations Act (British Columbia).  The Company’s head office is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2.

BUSINESS OF THE COMPANY

Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver producing properties and assets.  Pan American’s principal product is silver, although gold, copper, zinc and lead are also produced and sold.  At present, Pan American carries on mining operations in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver resources in those countries as well as in the United States.  Exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.

USE OF PROCEEDS

The Company will realize proceeds from the exercise of the Consideration Warrants only if and to the extent any of the Consideration Warrants are exercised.  If all the Consideration Warrants are exercised, the Company will realize gross proceeds in the amount of Cdn$273,511,175 based on an exercise price for the Consideration Warrants of Cdn$35.00 per Share.  The proceeds from any exercise of the Consideration Warrants will be used for working capital and general corporate purposes.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue 200,000,000 Common Shares, without par value, of which 151,500,294 are issued and outstanding as at April 10, 2014.  There are options outstanding to purchase up to 1,183,487 Common Shares at prices ranging from Cdn$11.49 to Cdn$40.22.  There are Consideration Warrants outstanding to purchase up to 7,814,605 Common Shares at a price of Cdn$35.00.  Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company.  There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

PRICE RANGE AND TRADING VOLUME

The Company’s Common Shares are listed for trading on Nasdaq under the trading symbol “PAAS” and on the TSX under the trading symbol “PAA”.  The following tables set out the market price range and trading volumes of the Company’s common shares on Nasdaq and the TSX for the periods indicated.

Nasdaq Stock Market

	High (US$)	Low (US$)	Volume (no. of Common Shares)
2014
April 1-10	13.86	12.82	9,216,396
March	15.19	12.65	36,090,746
February	15.63	12.24	40,969,686
January	13.45	11.45	40,056,704
2013
December	11.83	9.98	45,498,974
November	11.27	10.01	40,131,751
October	11.25	9.78	48,069,442
September	12.69	10.50	70,617,589
August	14.24	11.55	62,154,916
July	13.29	11.09	47,208,291
June	13.00	10.23	52,433,995
May	13.53	11.51	59,442,244
April	16.36	11.78	55,294,747
March	16.99	15.13	30,885,169

On April 10, 2014, the closing price of the Common Shares on Nasdaq was US$13.29 per Common Share.

Toronto Stock Exchange

	High (Cdn$)	Low (Cdn$)	Volume (no. of Common Shares)
2014
April 1-10	15.10	14.17	1,970,979
March	16.83	14.01	6,273,486
February	17.41	13.58	7,496,485
January	14.95	12.35	6,546,905
2013
December	12.49	10.63	5,988,532
November	11.80	10.50	5,180,971
October	11.73	10.18	4,818,634
September	13.42	10.82	5,710,475
August	14.71	12.07	7,911,670
July	13.66	11.68	5,308,284
June	13.32	10.73	7,660,982
May	13.71	11.87	15,023,572
April	16.63	12.10	7,979,973

On April 10, 2014, the closing price of the Common Shares on the TSX was Cdn$14.52 per Common Share.

DESCRIPTION OF CONSIDERATION WARRANTS

The Consideration Warrants were issued in registered form under, and are governed by the Warrant Indenture and were issued in connection with the Company’s takeover bids for the outstanding securities of Aquiline Resources Inc. in 2009.  The Company has appointed the principal offices of the Trustee in Vancouver and Toronto as the locations at which Consideration Warrants, each represented by a certificate (a “Consideration Warrant Certificate”), may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.  A copy of the Warrant Indenture is available on www.sedar.com and www.sec.gov.

Each whole Consideration Warrant will entitle the holder to purchase one Share at an exercise price of Cdn.$35.00 per Share. The exercise price per Share and the number of Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Consideration Warrants will be exercisable at any time prior to 4:30 p.m. (Eastern time) on December 7, 2014, after which the Consideration Warrants will expire and become null and void. Under the Warrant Indenture, the Company is entitled to purchase in the market, by private contract or otherwise, all or any of the Consideration Warrants then outstanding, and any Consideration Warrants so purchased will be cancelled.

Upon receipt of the required payment and the Consideration Warrant Certificate representing the Consideration Warrants held by such holder that are to be exercised, together with a duly completed and executed exercise form in the form attached as an appendix to the Consideration Warrant Certificate, at either of the principal offices of the Trustee in Vancouver or Toronto, the Company will issue and deliver the Shares purchasable upon such exercise. If fewer than all of the Consideration Warrants represented by the Consideration Warrant Certificate are exercised, then the Company will issue a new Consideration Warrant Certificate for the remaining amount of Consideration Warrants. If at any time of exercise of the Consideration Warrants, there remain restrictions on resale under applicable securities laws on the Shares acquired, the Corporation may on the advice of counsel endorse the certificates representing the Shares and Consideration Warrants.

The Warrant Indenture provides for adjustment in the number of Shares issuable upon the exercise of the Consideration Warrants and adjustment in the exercise price of the Consideration Warrants in certain circumstances, including:

(a)
the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution other than: (i) the issue of Common Shares or convertible securities by way of a stock dividend to shareholders who elect to receive Common Shares or convertible securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan; or (ii) as dividends paid in the ordinary course;

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the combination, consolidation or reduction of the Common Shares into a smaller number of shares;

(d)
the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the ‘‘current market price’’, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)	the issuance or distribution to all or substantially all of the holders of the Common Shares of:

(i)	shares of any class other than the Common Shares;

(ii)
rights, options or warrants to acquire Common Shares or convertible securities other than rights, options, warrants exercisable within 45 days from the date of issuance thereof at a price, or at a conversion price, of at least 95% of the ‘‘current market price’’, as defined in the Warrant Indenture at the record date for such distribution;

(iii)	evidences of indebtedness; or

(iv)	any other cash, securities or other property or other assets.

The Warrant Indenture provides for adjustment in the class and/or number of securities issuable upon the exercise of the Consideration Warrants in the event of the following additional events:

(1)	reorganization of the Company not otherwise provided for in paragraphs (a), (b) or (c) above;

(2)	consolidations, mergers, plans of arrangement or amalgamations of the Company by, with or into another body corporate, trust, partnership or other entity; or

(3)
a transaction whereby all or substantially all of the Company’s undertakings and assets become the property of any other body corporate, trust, partnership or other entity through sale, lease, exchange or otherwise.

If any adjustment is made to the number of Shares issuable upon the exercise of the Consideration Warrants, then the exercise price shall under certain circumstances be simultaneously adjusted accordingly.

No adjustment in the number of Shares purchasable upon the exercise of the Consideration Warrants or adjustment in the exercise price of the Consideration Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Shares purchasable upon the exercise of the Consideration Warrants or change the exercise price of the Consideration Warrants by at least 2%, provided, however, that any adjustments (except for the provisions of paragraph (d) above) would otherwise have been required to be made, are carried forward and taken into account in any subsequent adjustment.

The Company covenants in the Warrant Indenture that, during the period in which the Consideration Warrants are exercisable, it will give notice to the holders of Consideration Warrants of certain stated events, including events that would result in an adjustment to the number of Shares issuable upon exercise of the Consideration Warrants or an adjustment to the exercise price of the Consideration Warrants.

No fractional Shares will be issuable upon the exercise of any Consideration Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Consideration Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

No adjustments to the number of Shares issuable upon the exercise of the Consideration Warrants shall be made in respect of the issuance of Shares, rights, options or warrants pursuant to the Warrant Indenture, the granting or exercise of options or the granting of bonus shares under the Company’s stock option and bonus plan, the exercise of special rights to acquire Common Shares of the Company issued to employees of a subsidiary of the Company as part of the acquisition by the Company of options to acquire securities of such subsidiary held by such employees, the exercise of Consideration Warrants and the issuance of Common Shares pursuant to agreements in place as of the date of the Warrant Indenture.

From time to time, the Company and the Trustee, without the consent of the holders of Consideration Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Consideration Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Consideration Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Consideration Warrants at which there are one or more holders of Consideration Warrants present in person or represented by proxy representing at least 51%

of all the then outstanding Consideration Warrants and passed by the affirmative vote of holders of Consideration Warrants entitled to acquire not less than 66 ⅔% of all the then outstanding Consideration Warrants represented at the meeting and which voted on the poll upon the resolution; or (2) instruments in writing signed by the holders of Consideration Warrants representing not less than 66 ⅔% of all the then outstanding Consideration Warrants.

The Consideration Warrants are not and will not be listed on any stock exchange.

PLAN OF DISTRIBUTION

The Company will issue the Shares from time to time upon exercise of the Consideration Warrants.  The Company will receive from the holders of the Consideration Warrants the exercise price of the Consideration Warrants upon exercise.  See “Use of Proceeds.”

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus.

This Prospectus is being filed with the British Columbia Securities Commission and as part of a registration statement filed with the SEC pursuant to the MJDS solely for the purpose of registering the issuance and sale, from time to time, of the Shares under the U.S. Securities Act.  This Prospectus has not been filed in respect of, and will not qualify, any distribution of the Shares in British Columbia or in any other province or territory of Canada.  No supplements to this Prospectus will be filed in relation to the Shares.

This Prospectus is being filed pursuant to a contractual obligation of the Company to file with the SEC a registration statement registering the issuance, offer and sale of the Shares under the support agreement between the Company and Aquiline Resources Inc. dated October 14, 2009.

The Toronto Stock Exchange has approved the listing of the Shares.

CHANGES TO CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company’s share and loan capital since its most recently filed financial statements.

RISK FACTORS

Investing in the Shares involves a high degree of risk.  Prospective investors of Shares should carefully consider the following risks, as well as the other information contained in this Prospectus and the documents incorporated by reference herein before investing in the Shares.  If any of the following risks actually occurs, the Company’s business could be materially harmed.  The risks and uncertainties described below are not the only ones the Company faces.  Additional risks and uncertainties, including those of which the Company is currently unaware or that the Company deems immaterial, may also adversely affect the Company’s business.

Risks Relating to the Company’s Business

Metal Price Fluctuations

The majority of our revenue is derived from the sale of silver, zinc, gold, and, to a lesser degree, copper and lead, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting our operations and profitability.  In addition, since base metal and gold sales are treated as a by-product credit for the purposes of calculating cash costs per ounce of silver, this non-IFRS measure is highly sensitive to base metal and gold prices.  From time to time, we mitigate the risk associated with our base metal production by committing some of our forecast base metal production to forward sales and options contracts.  The Board of Directors of Pan American continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions.

The price of silver and other metals are affected by numerous factors beyond our control, including:

•	global and regional levels of supply and demand;

•	sales by government holders and other third parties;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability, demand and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates, inflation and currency values; and

•	reduced demand resulting from obsolescence of technologies and processes utilizing silver.

A decrease in the market price of silver, gold and other metals could affect the commercial viability of our mines and our production assumptions. Lower prices could also adversely affect our ability to finance future exploration and development of our mineral properties and mines, including the development of capital intensive projects such as Navidad, all of which would have a material adverse effect on our financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at current levels or that such prices will improve.  Declining market prices for these metals could materially adversely affect our operations and profitability.

If market prices of gold and silver remain below levels used in Pan American’s impairment testing and reserve prices, for an extended period of time, Pan American may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring Pan American to perform an impairment assessment on related assets. Pan American further discusses key assumptions used in measuring the recoverable amounts of its mining assets and sensitivity of the recoverable amounts to metal prices as well as operating costs in Note 12 of Pan American’s Audited Consolidated Financial Statements for the year ended December 31, 2013. Due to the sensitivity of the recoverable amounts to long term metal prices as well as unforeseen factors including changes to mine plans and cost escalations, any significant change in the key assumptions and inputs could result in impairment charges in future periods.

Foreign Operations

All of our current production and revenue is derived from our operations in Peru, Mexico, Argentina and Bolivia.  As our business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including:

•	expropriation or nationalization without adequate compensation;

•	economic and regulatory instability;

•	military repression and increased likelihood of international conflicts or aggression;

•	possible need to obtain political risk insurance and the costs and availability of this and other insurance;

•	unreliable or undeveloped infrastructure;

•	labour unrest;

•	lack of availability of skilled labour;

•	difficulty obtaining key equipment and components for equipment;

•	regulations and restrictions with respect to import and export and currency controls;

•	changing fiscal regimes;

•	high rates of inflation;

•	the possible unilateral cancellation or forced re-negotiation of contracts;

•	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power

•	unanticipated changes to royalty and tax regimes;

•	extreme fluctuations in currency exchange rates;

•	volatile local political and economic developments;

•	uncertainty regarding enforceability of contractual rights;

•
difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting;

•	violence and more prevalent or stronger organized crime groups, including those in Mexico;

•	terrorism and hostage taking;

•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions; and

•	increased public health concerns.

In most cases, the effect of these factors cannot be accurately predicted and we are unable to determine the impact of these risks on our future financial position or results of operations.  Our exploration, development and production activities may be substantially affected by risks and uncertainties which are, in many cases, outside of our control.  We currently have no political risk insurance coverage against these risks.

In late 2013, the Mexican government enacted significant changes to its tax laws which took effect on January 1, 2014.  Among the many changes included in the Tax Reform, there is a reversal of the planned reduction to the corporate income tax rate from 30% to 28%, an elimination of the IETU, an elimination of accelerated depreciation on exploration expenditures, the new deductible SMD of 7.5% applied to taxable earnings before interest, inflation, taxes, depreciation, and amortization, and a new extraordinary mining duty of 0.5% applied to the sale of gold, silver, and platinum.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent.  In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation.  One person was killed and three injured during the protest.  There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If we were to experience resistance or unrest in connection with our foreign operations, it could have a material adverse effect on our operations or profitability.

In September 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies are subject to a special mining tax (the SMT) at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of our Peruvian operations.  Under the previous tax scheme, royalties were based on net revenue. In the case that the calculated royalty payments are less than 1% of net revenue, then we pay a minimum royalty of 1% of net revenue.  The SMT is also based on operating profits and a tax rate that varies depending on operating margins.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries.  There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on our operations or profitability.

In early 2011, media reports from Bolivia indicated that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines formerly operated by the government.  On May 1, 2011 Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under our administration and it is expected that normal operations will continue status quo. We will take every measure available to enforce our rights under our agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability.

Government regulation in Argentina related to the economy has increased substantially over the past several years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. As an example of the changing regulations which have affected our activities in Argentina, on October 26, 2011, the Federal Government of Argentina promulgated an “economic emergency” decree requiring all oil, gas and mining exporters to repatriate 100% of revenue receipts in an attempt to stem ongoing capital flight. The Argentinean Ministry of Economy and Public Finance (the “Ministry”) also reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments for a period in early 2012 while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services, including those required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, we are required to submit our plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect our ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose us to the risks of peso devaluation and high domestic inflation.

Expropriation is a risk in several jurisdictions in which we have operations, most notably in Argentina and in Bolivia as described above.  Although we do not presently anticipate that any of our properties will be the subject of expropriation, we cannot guarantee that this will not occur, particularly in light of historical precedence and also recent cases involving oil and gas operations and at least one mining operation.  Such governmental actions may have a material adverse impact on our operations and profitability.

Restrictions on Mining

Many of the jurisdictions in which we operate have certain laws or policies that impose restrictions on mining.  For example, there are currently laws in the Province of Chubut, Argentina which, among other things, prohibit open pit mining and the use of cyanide in mineral processing across the entire Province.  As currently enacted, these laws in the Province of Chubut would likely render any future construction and development of the Navidad property uneconomic or not possible at all.

There is no guarantee that the present restrictions on mining will be removed or that they will not become more restrictive, or that new constraints will not be imposed.  Such restrictions, particularly those affecting the development of the Navidad property, could have a material adverse impact on our future profitability, growth and value.

Governmental Regulation

In addition to restrictions on mining, our operations, exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Argentinean, Bolivian, and other foreign federal, state, provincial, territorial, and local laws and regulations governing various matters, including:

•	environmental protection;

•	permitting;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development, production, and post-closure reclamation of mines;

•	imports and exports;

•	transportation;

•	price controls;

•	taxation;

•	mining royalties;

•	labour standards, employee profit-sharing and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

The costs associated with compliance with these laws and regulations can be substantial, and future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in the countries in which we do business) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.  Moreover, these laws and regulations may allow or encourage governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, or possibly even those actions of parties from whom we acquired our mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  It is difficult understanding and complying with the regulatory and legal framework in some jurisdictions in which we operate due to their arcane, inconsistent and sometimes unsophisticated nature.  We may inadvertently fail to comply with such laws.  This non-compliance can lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts on us. We may also be required to compensate private parties suffering loss or damage by reason of a breach of any such laws, regulations or permitting requirements.  We may also be subject to abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law and which could result in financial or other losses, reduction, removal or expropriation of rights or entitlements, or other negative impacts on the Company, some of which could be material.

In December 2012, the government of Mexico introduced changes to the federal labour law which, among other things, made certain amendments to the law relating to the use of service companies and subcontractors, and the obligations with respect to employee benefits.  In some cases, these amendments may also have a carry-over effect on the distribution of profits to workers and this could result in additional, and potentially significant, financial obligations for a business. We are evaluating these amendments in detail, but currently believe that we continue to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for us.  During 2013, we continued to monitor developments in Mexico and to assess the potential impact of these amendments.

Taxation and royalties with respect to mining are often subject to change and in many resource rich countries, are vulnerable to increases in both poor and good economic climates. In late 2013, the Mexican government enacted significant changes to its tax laws that took effect on January 1, 2014, which included the SMD, inflation, taxes, depreciation, and amortization, and a new extraordinary mining duty of 0.5% applied to the sale of gold, silver, and platinum.  The addition of new taxes, specifically those aimed at mining companies, could have a material impact on our operations and will directly affect profitability and our financial results.

Obtaining and Renewing of Permits

In the ordinary course of business, we are required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part.  The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority.  We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed what we believe we can recover from a given property once in production.  Any unexpected delays, failure to obtain such permits, a failure to comply with the terms of the permit or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Ownership and Operating Hazards and Risks

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include:

•	environmental and health hazards;

•	industrial accidents, explosions and third party accidents;

•	the encountering of unusual or unexpected geological formations;

•	ground falls and cave-ins;

•	flooding;

•	labour disruptions;

•	mechanical equipment and facility performance problems;

•	earthquakes; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in:

•	environmental damage and liabilities;

•	work stoppages, delayed production and resultant losses;

•	increased production costs;

•	damage to, or destruction of, mineral properties or production facilities and resultant losses;

•	personal injury or death and resultant losses;

•	asset write downs;

•	abandonment of assets

•	monetary losses;

•
claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on our property, and punitive awards in connection with those claims; and

•	other liabilities.

These risks could result in damage to, or destruction of, mineral properties, production facilities and other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. Advancements in science and technology and in mine design, methods, equipment and training have created the possibility of reducing some of these risks, but there can be no assurances that such occurrences will not take place and that they will not negatively impact us, our operations and our personnel.

In addition to those other risks identified above, mining operations are also subject to ownership and operating risks relating to the valuable nature of the product being produced. Our Mexican operations have both suffered from armed robberies of doré within the past three years.  We have instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents.  We have subsequently renewed our insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Liabilities that we incur may exceed the policy limits of our insurance coverage or may not be insurable, in which case we could incur significant costs that could adversely impact our business, operations, profitability or value.

Exploration and Development Risks

The long-term operation of our business and its profitability is dependent, in part, on the cost and success of our exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development programs will result in any discoveries of economic quantities of mineralization. There is also no assurance that even if economic quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of our mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable development and production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that our acquisition, exploration and development programs will yield new mineral reserves to replace or expand current mineral reserves or that they will result in additional production. Unsuccessful exploration or development programs could have a material adverse impact on our operations and profitability.

Replacement of Reserves

The Huaron, Morococha, La Colorada, Dolores, Alamo Dorado, Manantial Espejo and San Vicente mines are our current sources of metals production.  Current life-of-mine plans provide for a defined production life for mining at each of our mines.  If our mineral reserves are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at our current operating mines or through the acquisition or development of additional producing mines, this could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Imprecision in Mineral Reserve and Mineral Resource Estimates

There is a degree of uncertainty attributable to the estimation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity and grade of mineral resources and mineral reserves must be considered as estimates only and no assurances can be given that the estimated levels of metals will be produced or that we will receive the price assumed in determining our mineral reserves.  These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature mineral reserve and mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and interpretations that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render mineral reserves uneconomic and may ultimately result in a reduction of mineral reserves.  The extent to which resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery.  The evaluation of mineral reserves or mineral resources is always influenced by economic and technological factors, which may change over time.  No assurances can be given that any resource estimate will ultimately be reclassified as proven or probable mineral reserves or that mineralization can be mined or processed profitably.  If our mineral reserve or mineral resource figures are inaccurate or are reduced in the future, this could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Inaccuracies in Production and Cost Estimates

We prepare estimates of future production and future production costs for our operations.  No assurance can be given that production and cost estimates will be achieved.  These production and cost estimates are based on, among other things, the following factors: the accuracy of mineral reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability and productivity; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out our activities.  Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; and risks and hazards associated with mining described above under “Ownership and Operating Hazards and Risks”.  In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.  Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs and productivity, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures, and currency exchange rates.  Failure to achieve production estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources, and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects.  If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of our projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of our advanced projects will not be higher than anticipated.  In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than we have estimated.

Environmental Hazards

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. Environmental legislation in almost all jurisdictions are evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities.  Changes in environmental regulation, if any, may adversely impact our operations and profitability. In addition, environmental hazards may exist on our properties which are currently unknown to us.  We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties, or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and profitability.

Our operations at the Dolores mine involve heap leaching and this method of mineral processing may be employed in the future at other mines and projects.  Heap leaching often employs sodium cyanide, a hazardous material, to leach metal-bearing ore and then collect the resulting metal-bearing solution. There is an inherent risk of unintended discharge of hazardous materials in the operation of leach pads.  Should sodium cyanide escape from a leach pad and collection infrastructure or otherwise be detected in the downstream surface and ground water points, we could become subject to liability for remediation costs, which could be significant and may not be insured against.  In addition, metal production could be delayed or halted to prevent further discharges and to allow for remediation.  Such delays or cessations in production could be long-term or, in some cases, permanent and any interference with production could result in a significant reduction in, or loss of, cash flow and value for us.  While appropriate steps may be taken to prevent discharges of sodium cyanide and other hazardous materials into the ground water, surface water, and the downstream environment, there is inherent risk in the operation of leach pads and there can be no assurance that a release of hazardous materials would not occur.

Responsibility for the operation of a water treatment plant for the Kingsmill Tunnel and the tailings mitigation program at Huascacocha Lake, near the Morococha mine, have been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and the mining companies operating neighbouring projects. The continued development of the Toromocho Project by MCP may alleviate some of our funding requirements.  There can be no guarantee, however, that our proportionate share of the costs of such environmental projects will not change and this may affect cash flow from the Morococha mine operations.

Reclamation Obligations

Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  We are actively providing for or carrying out any required reclamation activities on our properties.  Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on our financial resources.

Trading Activities and Credit Risk

We generally take the view that our precious metals production should not be hedged, thereby allowing the maximum exposure to precious metal prices. However, in times of extreme price volatility or deteriorating market conditions, the Board of Directors may make exceptions to this approach and authorize management to enter short-duration hedging for a limited portion of the Company’s forecasted production of precious metals.  Decisions relating to hedging may have material adverse effects upon our financial performance, financial position and results of operations.

The zinc, lead and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.  For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  We continued to sell copper concentrates to other buyers but on inferior terms.  The Doe Run Peru smelter remains closed and we are owed approximately $8.2 million under the terms of our contract with Doe Run Peru.  We continue to pursue all legal and commercial avenues to collect the amount outstanding.

At December 31, 2013, we had receivable balances associated with buyers of our concentrates of $31.7 million (2012 - $39.1 million).  All of this receivable balance is owed by eight well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances.  At December 31, 2013 we had approximately $54.7 million contained in precious metal inventory at refineries (2012 - $48.8 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements.  Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements, and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, we may invest in equity securities of other companies.  Just as investing in Pan American is inherent with risks such as those set out in this Prospectus and in the AIF, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Competitive Conditions

The mining industry is intensely competitive, particularly in the acquisition of additional mineral reserves and mineral resources in all of its phases of operation, and we compete with many companies possessing similar or greater financial and technical resources.

Our competitive position is largely determined by our costs compared to other producers throughout the world and our ability to maintain our financial integrity through the lows of the metal price cycles.  Costs are governed to a large extent by the location, grade, and nature of mineral reserves as well as by operating and management skills.  In contrast with diversified mining companies, we focus on silver production, development, and exploration, and are therefore subject to unique competitive advantages and disadvantages related to the price of silver and to a lesser extent, the price of gold and base metal by-products.  If silver prices substantially increase, we will be in a relatively stronger competitive position than diversified mining companies that produce, develop, and explore for other minerals in addition to silver.  Conversely, if silver prices substantially decrease, we may be at a competitive disadvantage to diversified mining companies.

Economic Dependence

We have 14 customers that account for 100% of our concentrate and silver and gold sales revenue.  We have four customers that accounted for 33%, 22%, 13% and 10% of total sales in 2013.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on our results of operations, financial condition, and cash flows.

We also require the treatment of our concentrates by third party smelters.  If we are unable to find suitable smelters or to agree on terms for treatment contracts due to, among other things, significant penalty charges relating to impurities, our operations, financial condition and cash flows could be significantly affected.

Exchange Rate Risk

We report our financial statements in United States Dollars (“USD”); however we operate in jurisdictions that utilize other currencies.  As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since Pan American’s sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that we have the most exposure to are the Peruvian Nuevo sol (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, we maintain a portion of our cash balances in PEN, MXN and Canadian dollars and, from time to time, enter into forward currency positions to match anticipated spending.  At December 31, 2013, we had no foreign currency contract positions. We were holding cash and short term investments of $156.6 million in Cdn$ and $6.1 million in Mexican pesos at the end of 2013.

Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies.  Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our statement of operations.

In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impacts our operations.    In Argentina, for example, the government has established an official exchange rate that, although said to be floating, is significantly different than the unofficial exchange rates prevailing outside of institutions and which are more readily utilized in the local economy to determine prices and value.  Our investments in Argentina are primarily funded from outside of the country and are therefore required to be converted at the official exchange rate.  As a result, conversion of foreign currencies like United States dollars at the official exchange rate has the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market.  Maintaining operating revenues in Argentine pesos could also expose us to the risks of peso devaluation and high domestic inflation.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due.  The volatility of the metals markets can impact our ability to forecast cash flow from operations.

We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents and committed loan facilities.

We manage our liquidity risk by continuously monitoring forecasted and actual cash flows.  We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans.  We continually evaluate and review capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.

Employee Recruitment, Retention and Human Error

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives including Pan American’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing our interests.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As our business activity grows, we will require additional key financial, administrative, and mining personnel as well as additional operations staff. There can be no assurance that we will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increases.  If we are not successful in attracting, training, and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations, and financial condition.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error and mistakes could result in significant uninsured losses to us.  These could include, but are not limited to, loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, erroneous or incomplete filings or non-fulfillment of other obligations, significant tax liabilities in connection with any tax planning effort we might undertake or mistakes in interpretation and implementation of tax laws and practices, and legal claims for errors or mistakes by our personnel.

Employee Relations

Some of our employees and contractors are unionized.  In particular, unions have been established at our operations in Peru, Argentina, and Bolivia.  Although we have reached agreements with our various unions and place significant emphasis on maintaining positive relationships with the unions and employees, we have experienced labour strikes and work stoppages in the past.  Should they occur, some labour strikes and work stoppages have the potential to materially affect our operations and thereby adversely impact our future cash flows, earnings, production, and financial conditions.

Title to Assets

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. We operate in countries with developing mining laws and changes in such laws could materially impact our rights to our various properties or interests therein.

Although we have received title opinions for those material properties in which we have a material interest (or if we have not been able to obtain such opinions, have made a determination, which we believe is reasonable in the circumstances, to accept the risks associated with the subject property), there is no guarantee that title to such properties will not be challenged or impugned. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Our properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. Although we may update our title opinions from time to time in connection with corporate activities such as financings or acquisitions, we do not update all of our title opinions regularly.  As such, circumstances and facts may change such that some or all of our previously obtained title opinions may be inaccurate or outdated.

As discussed under “Risks Related to our Business – Foreign Operations”, we are subject to expropriation risk in a number of countries in which we operate, most notably in Bolivia and Argentina.  Both of these countries have recently seen expropriations or nationalizations in the resource industries and it is not an uncommon occurrence from a historical perspective.  Expropriation, or the threat of expropriation, is often as a result of poor economic conditions within a country or has underlying political rationales.  Foreign authorities have in some cases also taken the position that the lack of development or advancement of a project is a basis on which to expropriate or to extinguish property rights.  Some of the jurisdictions in which we operate are subject to a number of these factors and therefore the risk is heightened.  In particular, the economic and political environment in Argentina is such that the threat of expropriation in the mining industry is not unrealistic and, in connection with our Navidad project in particular, we may be at even greater risk of expropriation or extinguishment of rights given our current activity level at the project. Since there have been no amendments to the law that would permit open-pit mining in the Province of Chubut, our activities at Navidad have changed from rapidly advancing the project to instead developing and filing an investment plan focused primarily on satisfying the legal requirements necessary to maintain our property interests under the current mining law.  There is a further risk that if the federal or provincial governments in Argentina are dissatisfied with our activities at Navidad, this could also impact our operations at the Manantial Espejo mine.  Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse impact on our operations and profitability.

In many jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. We have not held ownership title to most of the surface lands in the areas that overlie our mining concessions comprising the Morococha property, nor in the areas where administration and operations are taking place therein, but were used by us pursuant to a usufruct agreement.  In May 2008, MCP acquired certain surface rights from Centromin (currently, Activos Mineros S.A.) covering the main Morococha area that had been reserved for the Toromocho project by the Government of Peru.  In addition, MCP acquired rights including surface lands in the Morococha area where the Morococha mine administration and operations are taking place, as well as certain underground areas. Certain of the underground areas acquired by MCP would also provide us with easier and less costly underground access to some areas of the Morococha concessions.

Beginning in 2005, with the opposition of Centromin, we engaged in a number of administrative and judicial proceedings to obtain legal title to surface lands and underground access that comprise part of the rights that were acquired by Peru Copper from Centromin.

In June 2010, we reached an agreement with MCP which clearly defines each party’s long term surface rights and therefore provides certainty to the land situation for our Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project.  Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP that it needs in order to proceed with the development of the Toromocho project, including the surface lands within the planned open pit mining area of the Toromocho project.  In exchange, Argentum will receive a package of surface rights, easements and other rights to relocate the facilities and to continue uninterrupted operations, and will also obtain rights to a number of mineral concessions outside the planned Toromocho pit area where high-grade silver veins have been identified.  Lastly, Argentum will receive periodic cash payments from MCP totalling $40 million, which will off-set a portion of the capital required for the facility relocation.  The transfer of lands and rights and the cash payments will occur over a period of time in accordance with meeting certain milestones.  In addition to the foregoing, the parties agreed to dismiss the judicial and administrative claims between them.  Although this agreement has diminished the risks associated with the Morococha land situation, there is no certainty that the required milestones will be met, that the relationship will continue in an amicable fashion and that the future relocation and other costs associated with the commitments in the agreement will not render continued operations at the Morococha mine uneconomic.

We acquired our interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property, to the extent possible under existing law, into compliance. With respect to the required minimum expenditure threshold originally applicable to Barrick Gold Corp.’s operations at Manantial Espejo, we were able to secure a different expenditure threshold with the Argentine government. Until recently, although we have always complied with the terms of this agreement, we could never be certain that the original non-compliance of previous owners would not impair title to the properties. On March 23, 2006 the Argentine government approved the Environmental Impact Statement we submitted to it, effectively authorizing construction of the mine. There can be no guarantee that this approval waives a significant amount of uncertainty and confirms that the government recognizes and will abide by our title to the properties.

Acquisitions

An element of our business strategy is to make selected acquisitions.  For example, Pan American completed the acquisition of Corner Bay Silver Inc. and with it, the Alamo Dorado mine, in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, the acquisition from Silver Standard Resources Inc. in 2006 of a 50% interest in the Manantial Espejo project, in May 2007 an additional 40% interest in respect of the San Vicente mine, the acquisition of Aquiline and the Navidad and Calcatreu properties in January 2010, and the acquisition of Minefinders and the Dolores mine in 2012.  We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests.  The success of our acquisitions will depend upon our ability to effectively manage the integration and operations of entities we acquire and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that we will be able to successfully manage the integration and operations of businesses we acquire or that the anticipated benefits of our acquisitions will be realized.

Competition for New Properties

The mining industry is exceptionally competitive, particularly with respect to properties that produce, or are capable of producing, silver, gold and other metals.  Mines have limited lives and, as a result, Pan American continually seeks to replace and expand reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration and/or production activities.  Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. Competition for resources at all levels is intense, particularly affecting the availability of manpower, drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies, or properties having significant exploration potential.  As a result, there can be no assurance that our acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves.

Shortages of Critical Parts, Equipment and Skilled Labour

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Developments regarding Aboriginal and Indigenous Peoples

We operate in areas inhabited by aboriginal and indigenous peoples and by local community.  Developing laws and movements respecting the acquisition of lands and other rights from such people and communities may alter decades old arrangements or agreements made by prior owners of our mines and properties or even those made by us in more recent years.  There can be no guarantee that we have entered into all agreements with aboriginal and indigenous people and with local communities in accordance with the laws governing aboriginal and indigenous peoples and local communities or that future laws and actions will not have a material adverse effect on our rights to explore or mine, or our financial position, cash flow and results of operations. Furthermore, it is not uncommon for local communities and aboriginal and indigenous peoples to challenge agreements or arrangements previously entered into for various reasons.  If we cannot maintain an agreement with aboriginal or indigenous peoples or with the communities within which we operate, there may be significant disruptions in our operations and activities, or we may be unable to operate at all in such areas.

Community Action

In recent years communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities.  These communities and NGOs have taken such actions as road closures, work stoppages, and lawsuits for damages.  These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.  Such actions by communities and NGOs may have a material adverse effect on our financial position, cash flow and results of operations or may force the cessation of mining activities altogether.

Internal Control over Financial Reporting

We documented and tested during our most recent fiscal year our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by our independent auditors of the effectiveness of our internal control over financial reporting. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares or market value of our other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  There can be no assurance that we will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us.

No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons employed by us to disclose material information otherwise required to be reported. The effectiveness of our control and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Compliance

We are subject to complex laws and regulatory regimes that differ in the various jurisdictions in which we operate and are sometimes extra-jurisdictional in application. Ensuring that such laws and regulatory requirements are understood and followed by our personnel is difficult and we may inadvertently fail to comply with such laws and requirements or they may be contravened by our personnel.  While we have established programs, policies and training to reduce and mitigate risks in certain areas, including anti-corruption compliance, there is no guarantee such programs, policies or training will prevent violations of the law, particularly by individual employees or agents.  Violations of such laws, particularly those relating to corruption, could lead to the imposition of substantial fines, penalties or other civil or criminal prosecution or sanctions.  Such fines penalties or other civil or criminal prosecutions and sanctions could have a material adverse effect on our business and severely damage our reputation.

Claims and Legal Proceedings

We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities.  Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years.  Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may impact our operations and profitability if lost.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us.  We carry liability insurance coverage and establish provisions for matters that are probable and can be reasonably estimated.  In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on our financial position, cash flow and results of operations.

Risks Relating to Securities Offerings

Enforcing Civil Liabilities in the United States

The Company is organized under the laws of the Province of British Columbia, and its principal executive office is located in British Columbia.  Many of the Company’s directors, officers and the experts named in this Prospectus are residents of Canada and a substantial portion of their assets and a majority of the Company’s assets are located outside the United States.  As a result, it may be difficult for United States investors to effect service of process within the United States upon the directors, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States.  There is doubt as to the enforceability in Canada against the Company or against any of its directors, officers or experts who are not residents of the United States, of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte LLP, Four Bentall Centre, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto.

EXPERTS

Scientific and technical information relating to Pan American’s mineral properties in this Prospectus and the documents incorporated by reference herein is based on information and reports prepared by or under the supervision of Michael Steinmann, Pan American’s Executive Vice President, Geology and Exploration, Martin Wafforn, Pan American’s Vice President, Technical Services, Pamela De Mark, Pan American’s Director of Resources, and Robert L. Sandefur of Chlumsky, Armbrust & Meyer LLC and has been included in reliance on such persons’ expertise.  Each of Michael Steinmann, Martin Wafforn and Pamela De Mark and Robert L. Sandefur  is a qualified person as such term is defined in NI 43-101, and have approved the disclosure of the information included and incorporated by reference in this Prospectus.

None of Michael Steinmann, Martin Wafforn, Pamela De Mark and Robert L. Sandefur, each being persons who have prepared or supervised the preparation of reports relating to Pan American’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding common shares.

The independent auditor of the Company is Deloitte LLP, an independent registered public accounting firm, of Vancouver, British Columbia. Deloitte LLP is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.  The audited consolidated financial statements for the years ended December 31, 2013 and 2012, incorporated by reference in this short form base shelf prospectus, have been audited by Deloitte LLP as set forth in their report thereon, included therein and incorporated herein by reference.  Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters related to the Shares offered by this Prospectus will be passed upon on the Company’s behalf by Borden Ladner Gervais LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents referred to under the heading “Documents Incorporated by Reference”, (2) the consent of Deloitte LLP, independent auditor to the Company; (3) powers of attorney from certain directors and officers of the Company (included on the signature pages of the registration statement), and (4) the consents of certain “qualified persons” under NI 43-101 and other experts, being Michael Steinmann, Martin Wafforn, Pamela De Mark and Robert L. Sandefur.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Section 160 of the Business Corporations Act (British Columbia) (the "BCBCA") authorizes a company to indemnify past and present directors and officers of the company and past and present directors and officers of a corporation of which the company is or was a shareholder, against liabilities incurred in connection with the provision of their services as such if the director or officer acted honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if he or she had reasonable grounds for believing that his or her conduct was lawful.  Section 165 of the BCBCA provides that a company may purchase and maintain liability insurance for the benefit of such directors and officers.

In accordance with the BCBCA, the Articles of the Registrant provide that the Registrant will indemnify its directors, former directors, Secretary or Assistant Secretary, and may indemnify its officers, employees or agents and those of its subsidiaries, and directors and former directors of its subsidiaries, and each of their respective heirs and representatives, against all losses, charges and expenses howsoever incurred by them as a result of their actions in such capacities.  The Registrant has entered into agreements with each of its directors confirming this indemnity.  The failure of a director or officer of the Registrant to comply with the provisions of the BCBCA or the Registrant's Memorandum or Articles, however, will invalidate any indemnity which he or she is entitled to.

A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers against losses incurred as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the BCBCA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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EXHIBIT INDEX

The following exhibits have been or will be filed as part of the Registration Statement:

Exhibit No.	Description

4.1
Annual information form of the Registrant for the fiscal year ended December 31, 2013, dated March 28, 2014 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed with the Commission on March 28, 2014).

4.2
Audited consolidated financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2013 and 2012, together with the report of the Independent Registered Public Accounting Firm thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed with the Commission on March 28, 2014).

4.3
Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2013 and 2012 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed with the Commission on March 28, 2014).

4.4
Management information circular of the Registrant dated April 4, 2014, prepared in connection with the annual general and special meeting of shareholders of the Registrant to be held on May 8, 2014 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 9, 2014).

5.1	Consent of Deloitte LLP.
5.2*	Consent of Pamela De Mark.
5.3*	Consent of Michael Steinmann.
5.4*	Consent of Martin Wafforn.
5.5*	Consent of Robert L. Sandefur.
6.1	Powers of Attorney (included in Part III of this Registration Statement).

*	To be filed by amendment.

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.

Item 2.    Consent to Service of Process.

(a)           Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on April 11, 2014.

PAN AMERICAN SILVER CORP.

By:	/s/ Geoffrey A. Burns
Geoffrey A. Burns
President and Chief Executive Officer

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POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Geoffrey A. Burns and Robert P. Pirooz, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to Rule 429 under the Securities Act, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on April 11, 2014.

Signature	Title
/s/ Geoffrey A. Burns	Geoffrey A. Burns
President and Chief Executive Officer, Director
(Principal Executive Officer)

/s/ A. Robert Doyle	A. Robert Doyle
Chief Financial Officer
(Principal Financial Officer)

/s/ Ross J. Beaty	Ross J. Beaty
Chairman of the Board of Directors

/s/ Michael Carroll	Michael Carroll
Director

/s/ Neil de Gelder	Neil de Gelder
Director

/s/ Robert P. Pirooz	Robert P. Pirooz
General Counsel, Director

/s/ David C. Press	David C. Press
Director

/s/ Walter T. Segsworth	Walter T. Segsworth
Director

/s/ Noel Dunn	Noel Dunn
Director

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Vancouver, British Columbia, Canada on April 11, 2014.

PAN AMERICAN MINERALS INC.
(Authorized Representative)

By:	/s/ Geoffrey A. Burns
Name: Geoffrey A. Burns
Title: Authorized Signatory

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 EXHIBIT INDEX

The following exhibits have been or will be filed as part of the Registration Statement:

Exhibit No.	Description

4.1
Annual information form of the Registrant for the fiscal year ended December 31, 2013, dated March 28, 2014 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed with the Commission on March 28, 2014).

4.2
Audited consolidated financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2013 and 2012, together with the report of the Independent Registered Public Accounting Firm thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed with the Commission on March 28, 2014).

4.3
Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2013 and 2012 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed with the Commission on March 28, 2014).

4.4
Management information circular of the Registrant dated April 4, 2014, prepared in connection with the annual general and special meeting of shareholders of the Registrant to be held on May 8, 2014 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 9, 2014).

5.1	Consent of Deloitte LLP.
5.2*	Consent of Pamela De Mark.
5.3*	Consent of Michael Steinmann.
5.4*	Consent of Martin Wafforn.
5.5*	Consent of Robert L. Sandefur.
6.1	Powers of Attorney (included in Part III of this Registration Statement).

*	To be filed by amendment.

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